Exhibit (a)(1)(vii)

EMAIL REGARDING FINAL EXCHANGE RATIOS

Subject: Final Exchange Ratios for Offer to Exchange Eligible Options for Replacement Options

To: All Eligible Option Holders

Date: [December 10], 2024

We are sending this e-mail to you to notify you of the final exchange ratios to be used in the Offer to Exchange Certain Outstanding Options To Purchase Shares of Common Stock For a Number of Replacement Options dated November 12, 2024 (the “Offer to Exchange”). All capitalized terms used but not defined herein shall have the meanings given in the Offer to Exchange.

Below is a table that you can use to calculate the number of Replacement Options that you will receive if you validly exchange Eligible Options in the Offer.

Final Exchange Ratios: Based on a per share stock price of $0.90, which was the closing price of our common stock on December 10, 2024, the final exchange ratios applicable to Eligible Options are as follows:

Eligible Option Exercise Price per Share	Exchange Ratio for Replacement Options(1)
$10.65	0.255
$11.50	0.249

(1)	If application of the applicable exchange ratio results in a Replacement Option for a fractional share, the number of Replacement Options will be rounded down to the nearest whole number.

Illustrative Example: To determine the number of Replacement Options you will receive for each Eligible Option, multiply the number of shares subject to the Eligible Option by the applicable exchange ratio, and round down to the nearest whole share. For example, if you tender for exchange an Eligible Option to purchase 1,000 shares that has an exercise price per share of $10.65, the exchange ratio is 0.255 and accordingly you would receive 255 Replacement Options.

The Replacement Options will be subject to all of the terms set forth in the Offer to Exchange.

This notice does not constitute the Option Exchange. The full terms of the Offer are described in the Offer to Exchange and the related Election Form, and other applicable communications previously made by the Company to you. You should direct questions about this Offer and requests for additional copies of the Offer to Exchange and the other Offer documents by emailing stockadmin@tigoenergy.com